Exhibit 99.1

Publication of transparency notification

(article 14, first paragraph, of the Law of 2 May 2007 on the disclosure of large shareholdings)

Regulated information[1]

Leuven (Belgium) – December, 2 2025, 22:30 CET – Materialise NV (Euronext & Nasdaq: MTLS), a global leader in 3D-printed medical devices and software, and a pioneer in additive manufacturing software and services, today announces, in application of article 14, first paragraph, of the Law of May 2, 2007 on the disclosure of large shareholdings in issuers whose shares are admitted to trading on a regulated market (the Transparency Law), that on November 28, 2025 it received a transparency notification from Wilfried Vancraen, Hilde Ingelaere and the IDEM partnership.

The notification contains the following information:

•	Date of the notification: November 28, 2025

•	Reason for the notification: holding of voting securities upon first admission to trading

•	Notification by: a parent undertaking or a controlling person

•	Persons subject to the notification requirement:

Name	Address (for legal entities)
Wilfried Vancraen
Hilde Ingelaere
Wilfried Vancraen & Hilde Ingelaere
IDEM	J. Van der Vorstlaan 19, 3040 Huldenberg, Belgium

•	Date on which the threshold is crossed: November 20, 2025

•	Threshold that is crossed: 70%

•	Denominator: 90,712,021

•	Notified details:

Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Wilfried Vancraen		248,225		0.27%
Hilde Ingelaere		248,225		0.27%
Wilfried Vancraen & Hilde Ingelaere		50,000		0.06%
IDEM		64,768,818		71.40%
Total		65,315,268	0	72.00%	0.00%

[1] The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

•	Chain of control: IDEM, civil partnership, is controlled by Mr Wilfried Vancraen and Ms Hilde Ingelaere in accordance with articles 1:14-1:18 of the Code of companies and associations (CCA).

The transparency notice is available at https://investors.materialise.com/.

About Materialise

Materialise incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.

For more information, please contact:

Felix Theus

T: +32 16 39 66 11

E:felix.theus@materialise.be

Lina Galvis

T: +32 16 39 66 11

E:lina.galvis@materialise.be

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